Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

As at January 24, 2013

The following management’s discussion and analysis (“MD&A”) of the results of operations and financial condition of Quest Rare Minerals Ltd. (“Quest” or the “Corporation”) covers the year ended October 31, 2012, unless otherwise noted. It should be read in conjunction with the audited financial statements and related notes as at and for the years ended October 31, 2012 and 2011.

The audited financial statements for the year ended October 31, 2012 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). For reporting periods ended prior to November 1, 2011, the Corporation had prepared and filed its financial statements in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). Following adoption of IFRS, the Corporation’s financial statements as at October 31, 2012 and 2011 have been prepared in accordance with IFRS as issued by the IASB. The first date at which IFRS was applied was November 1, 2010. Detailed reconciliations of figures previously reported in accordance with Canadian GAAP to IFRS are set out in Note 12 to the financial statements as at and for the fiscal years ended October 31, 2012 and 2011. All amounts are expressed in Canadian dollars unless otherwise noted.

Forward-Looking Statements

Certain of the information contained in this document may contain “forward-looking statements”. Forward-looking statements may include, among others, statements regarding the Corporation’s future plans, costs, objectives or economic performance, or the assumptions underlying any of the foregoing, including those concerning the Corporation’s Strange Lake B-Zone Rare Earth Element (“REE”) property. In this document, words such as “may”, “would”, “could”, “will”, “likely”, “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate” and similar words and the negative form thereof are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether such future performance will be achieved. Forward-looking statements are based on information available at the time and/or management’s good faith belief with respect to future events and are subject to known or unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Corporation’s control. These risks and uncertainties include, but are not limited to, those described under the heading “Risk Factors” in the Corporation’s Annual Information Form for the fiscal year ended October 31, 2012, which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, and could cause actual events or results to differ materially from those projected in any forward-looking statements. The Corporation does not intend, nor does it undertake any obligation, to update or revise any forward-looking statements contained in this MD&A to reflect subsequent information, events or circumstances or otherwise, except if required by applicable law.

OVERVIEW

Quest is a Canadian-based exploration company focused on the identification and discovery of new REE deposit opportunities, led by an experienced management and technical team. The Corporation is currently advancing projects in certain of Canada’s premier exploration areas: the Strange Lake and Misery Lake areas of northeastern Québec. The Corporation’s 2009 exploration program led to the discovery of a new REE deposit, the B-Zone, on the Corporation’s Strange Lake property. In September 2010, the Corporation completed a mineral resource estimate as well as a Preliminary Economic Assessment of the Strange Lake B-Zone deposit. Drilling on 60 m by 80 m centres over the defined limits of the deposit in the summer of 2010 allowed Quest to develop a revised Indicated and Inferred Resource Estimate in April 2011. The report was used as the basis to develop a program of definition drilling and to commence a pre-feasibility study program at Strange Lake in 2011. In addition, the Corporation undertook advanced exploration work to further develop a new area of REE mineralization on its Misery Lake project, approximately 120 kilometres south of the Strange Lake Project. The Corporation continues to pursue high value rare earth project opportunities throughout North America.

Quest’s exploration strategy involves combining prospecting and strong geological expertise with the use of leading-edge geophysical and geochemical techniques to search for mineral deposits. The Corporation also believes in conducting exploration through joint ventures with other mining firms, in order to share exploration risk and to benefit from its partners’ capabilities in mine development and production.

The Corporation’s shares are listed for trading on NYSE MKT (formerly NYSE AMEX) and the Toronto Stock Exchange (TSX) under the trading symbol QRM. Additional information regarding Quest can be found on SEDAR (www.sedar.com), on EDGAR (www.sec.gov) and on Quest’s web site (www.questrareminerals.com).

QUÉBEC, AND NEWFOUNDLAND AND LABRADOR EXPLORATION ASSETS

Strange Lake Rare Earth Project

The Strange Lake property comprises a total of 628 claims, of which 562 are in Québec and 66 are in Newfoundland and Labrador. The property, located 220 km northeast of Schefferville and 125 km west of the Voisey’s Bay Nickel-Copper-Cobalt Mine, covers an area of 26,136 hectares (Figure 1). Exploration work on the Strange Lake Project has been focused around the Strange Lake B-Zone REE deposit discovered by Quest in 2009 and around additional anomalous REE showings identified by Quest crews on the property.

On December 17, 2012, Quest filed on SEDAR a National Instrument 43-101 compliant technical report that disclosed a revised resource estimate for the B-Zone REE deposit. The report, prepared by Micon International Limited of Toronto, Ontario, was based on all 2009 to 2011 diamond drill results obtained over the deposit. As previously announced (see Press Release : October 31, 2012), the technical report contains a greatly enlarged Indicated and Inferred category resource estimate for the B-Zone rare earth deposit within the Strange Lake Project, compared to that previously reported.

The base case resource was estimated using a total rare earth oxide (TREO+Y) cut-off grade of 0.5% TREO (Table 1a) and represents sufficient Indicated Resource to satisfy a minimum 25 year open pit production model established for Quest’s B-Zone Preliminary Economic Assessment (PEA) study (see Press Release : September 9, 2010). At this cut off, the B-Zone hosts an Indicated Resource of 278.1 million tonnes grading 0.93% TREO+Y, 1.92% zirconium oxide (ZrO2), 0.18% niobium pentoxide (Nb2O5) and 0.05% hafnium oxide (HfO2) and a heavy rare earth oxide (HREO)/TREO ratio of 38% (Table 1a) and a further Inferred Resource of 214.4 million tonnes grading 0.85% TREO+Y, 1.71% ZrO2, 0.14% Nb2O5 and 0.05% HfO2. Contained within the Indicated Resource is a near-surface higher grade “Enriched Zone” (previously named the “Pegmatite Spine”, see Figure 2) containing 20.0 million tonnes at 1.44% TREO+Y, 2.59% ZrO2, 0.34% Nb2O 5 and 0.06% HfO2 and a HREO/TREO ratio of 50% (Table 1b). A lower grade Granite Domain within the Indicated Resources contains 258.1 million tonnes at 0.89% TREO+Y, 1.87% ZrO2, 0.16% Nb2O 5 and 0.05% HfO2 (Table 1c).

The data represents a more than doubling of the Indicated and Inferred Resources for the deposit when compared to Quest’s previous resource estimate (see Press Release : April 11, 2011), to a vertical depth of 150 m. Limited deeper drilling indicates that mineralization continues down to 340 m below surface.

Figure 1 – Property Location Map, George River Area Projects,

Québec and Newfoundland and Labrador

Table 1a – B-Zone Mineral Resource Estimate

Domain	Tonnes (x1000t)	LREO	HREO + Y	TREO + Y	H:T Ratio %	ZrO2%	HfO2%	Nb2O5%
INDICATED
Enriched Zone	20,020	0.72	0.72	1.44	50%	2.59	0.06	0.34
Granite Domain	258,108	0.55	0.33	0.89	38%	1.87	0.05	0.16
Total	278,128	0.57	0.36	0.93	39%	1.92	0.05	0.18
INFERRED
Granite Domain	214,351	0.55	0.30	0.85	35%	1.71	0.04	0.14

Notes:

1	Total Rare Earth Oxides (TREO+Y) include: La2O3 , Ce2O3, Pr2O3, Nd2O3 , Sm2O3, Eu2O3, Gd2O3 , Tb2O3, Dy2O3, Ho2O3 , Er2O3, Tm2O3, Yb2O3 , Lu2O3 and Y2O3.
2.	Heavy Rare Earth Oxides (HREO+Y) include: Eu2O3 , Gd2O3, Tb2O3, Dy2O3 , Ho2O3, Er2O3, Tm2O3 , Yb2O3, Lu2O3 and Y2O3 .
3.	Light Rare Earth Oxides (LREO) include: La2O3 , Ce2O3, Pr2O3, Nd2O3 and Sm2O3.
4.	The effective date of the resource estimate is August 31, 2012.
5.	The resource estimate is based on drill core assays from Quest’s 2009 to 2011 assay database.
6.	Micon International considers a cut-off grade of 0.50% TREO+Y to be reasonable based on a Whittle pit optimization and a minimum marginal economic value of $250 NSR based upon processing and G&A cost estimates for the current block model.

7.	Average specific gravity is 2.72 g/cm3 for the Granite Domain and 2.74 g/cm3 for the Enriched Zone.
8.	The resource estimate has been classified as an Indicated and Inferred Resource on the basis of data density applying the following criteria:

•

Indicated classification was assigned to all resource blocks in the model occurring within the optimized pit shell which fall in areas with a drill spacing of at least 50 m by 50 m and was estimated using at least 16 samples from a minimum of four drill holes.

•	All remaining resource blocks in the block model occurring within the optimized pit shell and with an estimated grade greater than zero were assigned to the Inferred class.

9.	The resource estimate takes into account the following:

•	A database of 256 drill holes, totaling approximately 37,434 m of diamond drilling, using 22,565 samples.

•	Assay values in the database below the detection limit were assigned a value of half the detection limit.

•	Samples were composited to a 2 m length.

•	A lithology table was provided with codes for each major rock type observed in the deposit, primarily identified as pegmatite and subsolvus granite.

•	An NSR value using estimates of the metal prices and recoveries, provided by Quest, was added to the sample assay database.

•

A cross-sectional interpretation of the pegmatite lithology was provided by Quest and was used by Micon International to model the wider pegmatite spine and dome structure with some mixing of the interlayered lithologies allowed in order to maintain continuity of the domain along strike and allow for a wireframe construction of the Enriched Zone to be completed.

•

The minimum modeled length of the high-grade intervals for the Enriched Zone width was 5 m using a combination of pegmatite lithology indicators and an NSR value with a maximum acceptable internal dilution of 3 m provided the total composite grade remained above a cut off. An NSR cut off for the Enriched Zone of $725/t was ultimately used as it formed intervals which could be connected between sections and maintained the descriptive statistical properties of the pegmatite.

•

Grade capping was applied. In the case of the Enriched Zone, the methodology employed for establishing the outlier limit was to sort the sample populations from smallest to largest and cap to the value where there is a large increment in grade as the population breaks apart. In the granites, the outlier limit was set at the 99th percentile value. This set a lower capping value than in the Enriched Zone so that the isolated high grade pegmatite samples within the domain do not result in local grade overestimation or grade smearing.

•

Block model utilized regularly shaped blocks measuring (X) 10 m by (Y) 10 m by (Z) 5 m which are rotated at 030º. The block model was limited below a topographic surface created using 1 m contours. Overburden lithology was not included in the block model and was excluded using a digital surface model.

•

Inverse Distance modeling was used as the method for grade interpolation in the B-Zone block model as it allows simple variation in the power to account for the different statistical properties shown by the different elements. In the REE oxides which show a high nugget effect, the grade interpolation was performed using Inverse Distance squared (ID2). This spreads the estimation weight across the informing composite samples so that the estimation is smoothed, as dictated by a high nugget. In the oxides with lower nugget effect, Inverse Distance cubed (ID3) was used which assigns more of the estimation weight to the closer informing composite samples. Discretization to 2 m cells was applied to the grade interpolations to account for the volume variance effect.

•	The resource estimate assumes 100% recovery.

10.	Mineral resources that are not mineral reserves do not have demonstrated economics.

Current Exploration Work

Definition drilling at the B-Zone continued in the fourth quarter of 2012 and was completed on August 28, 2012 with nine holes for 1,280.4 m drilled in this period (Figure 3). All definition drilling holes intersected inclusion bearing subsolvus granite and REE mineralized pegmatite. Pegmatite thicknesses ranged from 19.6 m in BZ12257 to as thin as 2 m in BZ12258 and BZ12261. The latter holes were drilled on the southern periphery of the B-Zone deposit. Table 2 summarizes the location and geometry of all Strange Lake drilling in Q4. Highlights of assay results from each hole are included in Table 3.

Table 1b – B-Zone Resources in the Enriched Zone by TREO+Y Cut-off

TREO+Y% Cut-off	Tonnes (x1000t)	LREO	HREO + Y	TREO + Y	H:T Ratio %	ZrO2%	HfO2%	Nb2O5%	Be ppm	Th ppm	U ppm
INDICATED
2.00%	1,544	1.06	1.23	2.29	54%	2.49	0.05	0.46	937	993	146
1.75%	3,273	0.97	1.09	2.06	53%	2.55	0.06	0.44	836	840	133
1.50%	6,690	0.88	0.95	1.83	52%	2.60	0.06	0.41	744	719	120
1.25%	13,111	0.79	0.82	1.60	51%	2.62	0.06	0.37	652	622	107
1.00%	19,144	0.73	0.73	1.46	50%	2.60	0.06	0.35	586	568	99
0.90%	19,880	0.72	0.72	1.44	50%	2.59	0.06	0.35	576	560	98
0.80%	20,010	0.72	0.72	1.44	50%	2.59	0.06	0.34	575	559	97
0.70%	20,018	0.72	0.72	1.44	50%	2.59	0.06	0.34	575	559	97
0.60%	20,020	0.72	0.72	1.44	50%	2.59	0.06	0.34	575	559	97
0.50%	20,020	0.72	0.72	1.44	50%	2.59	0.06	0.34	575	559	97

Where: HfO2 – hafnium oxide; ZrO2 – zirconium oxide; Nb2O5 – niobium pentoxide.

Table 1c – B-Zone Resources in the Granite Domain by TREO+Y Cut-off

TREO+Y% Cut-off	Tonnes (x1000t)	LREO	HREO + Y	TREO + Y	H:T Ratio %	ZrO2%	HfO2%	Nb2O5%	Be ppm	Th ppm	U ppm
INDICATED
2.00%	29	1.11	1.11	2.22	50%	1.81	0.04	0.31	915	753	94
1.75%	79	1.03	0.96	1.99	48%	1.86	0.04	0.32	722	677	91
1.50%	396	0.87	0.80	1.67	48%	2.05	0.05	0.31	531	614	89
1.25%	2,005	0.77	0.64	1.40	45%	2.09	0.05	0.27	472	499	79
1.00%	24,680	0.65	0.44	1.09	41%	1.99	0.05	0.21	333	356	62
0.90%	96,968	0.60	0.38	0.98	38%	1.91	0.05	0.18	273	304	55

TREO+Y% Cut-off	Tonnes (x1000t)	LREO	HREO + Y	TREO + Y	H:T Ratio %	ZrO2%	HfO2%	Nb2O5%	Be ppm	Th ppm	U ppm
0.80%	225,374	0.57	0.34	0.91	38%	1.88	0.05	0.17	240	274	51
0.70%	256,151	0.56	0.33	0.89	38%	1.87	0.05	0.16	234	269	51
0.60%	257,968	0.55	0.33	0.89	38%	1.87	0.05	0.16	234	268	51

0.50%	258,108	0.55	0.33	0.89	38%	1.87	0.05	0.16	234	268	51

INFERRED
2.00%	—	—	—	—	—	—	—	—	—	—	—
1.75%	—	—	—	—	—	—	—	—	—	—	—
1.50%	56	0.74	0.82	1.56	52%	1.66	0.04	0.21	280	635	79
1.25%	500	0.75	0.61	1.36	45%	1.77	0.04	0.20	304	453	67
1.00%	10,025	0.65	0.43	1.07	40%	2.02	0.05	0.20	269	348	62
0.90%	41,468	0.60	0.37	0.97	38%	1.93	0.05	0.18	230	305	55
0.80%	156,611	0.57	0.31	0.88	35%	1.74	0.04	0.15	193	241	46
0.70%	212,266	0.55	0.30	0.85	35%	1.71	0.04	0.14	184	227	44
0.60%	214,348	0.55	0.30	0.85	35%	1.71	0.04	0.14	184	227	44

0.50%	214,351	0.55	0.30	0.85	35%	1.71	0.04	0.14	184	227	44

Figure 2 – Oblique 3-D Rendition of the 25-Year Optimized Pit Shell Illustrating the

“Enriched Zone” Mineralized System, B-Zone REE Deposit, Strange Lake Project, Québec

Exploration drilling was conducted outside of the B-Zone in the fourth quarter of 2012. Three areas were tested with a total of nine holes for 982.6 m (Figure 4). Drilling was completed in: 1) an area previously drilled called the Fluorite-Hematite Breccia Zone (FLBX); 2) an area indicated by historical drilling to host pegmatites herein called Strange Lake West (SLW); and 3) a new target identified by geophysical surveying called Alterra West (ALTW). Table 2 includes a summary of the location and geometry of these holes.

FLBX drilling tested for potential shallow pegmatite mineralization and to characterize the plumbing system related to the late stages of the evolution of the B-Zone mineralizing system. Several thin REE bearing pegmatites were intersected and several multimetre fluorite-rich intersections were also intersected. Drilling at SLW successfully intersected REE-bearing pegmatite in all holes up to a true cumulative thickness of 5.94 m. This drilling also succeeded in defining the geometry of the primary contact between the Strange Lake Granite (SLAC) and older host gneisses and granites.

Drilling at ALTW was conducted to test a high chargeability anomaly area as defined by a high-resolution induced polarization (IP) survey conducted earlier in August. Although two of the three holes intersected several thin REE bearing pegmatites, the geophysical anomalies are considered to be unexplained by the drilling results and are more likely related to changes in the overburden to bedrock interface geometry.

Ground Geophysical Surveys

Geophysical surveying work outlined in the third quarter of 2012 reporting was conducted by Abitibi Geophysics in August. Ground-based surveying of IP (Figure 5), resistivity (Figure 6) and magnetics was conducted at 100 m spacing for a total of 62.4 line km. The results indicate that IP resistivity is capable of broadly distinguishing REE mineralization compared to unmineralized granite, but there are conflicting results between the geometry of the intrinsic and interpreted geology and that of the geophysical models.

Table 2 – Location and Geometry of all Strange Lake Drilling in Q4-2012

HOLE-ID	Easting	Northing	Elevation m	Depth m	Azimuth	Dip	ZONE	Pegmatite thickness (m)
ALTW12001	428797	6240868	556	102.0	0.0	-90.0	ALTW	2.17
ALTW12002	428736	6240765	561	102.0	0.0	-90.0	ALTW	0.6
ALTW12003	428681	6240674	563	102.0	0.0	-90.0	ALTW	0.0
BZ12257	427919	6242998	452	126.0	153.0	-66.5	B ZONE	19.59
BZ12258	427923	6243085	448	126.0	0.0	-90.0	B ZONE	2.01
BZ12259	427833	6242347	530	150.0	0.0	-90.0	B ZONE	5.64
BZ12260	427810	6242278	535	150.0	0.0	-90.0	B ZONE	4.2
BZ12261	427706	6242164	542	150.0	0.0	-90.0	B ZONE	1.99
BZ12262	427861	6242300	541	150.0	0.0	-90.0	B ZONE	12.37
BZ12263	427795	6242212	542	150.0	0.0	-90.0	B ZONE	10.07
BZ12264	427642	6242177	538	150.0	0.0	-90.0	B ZONE	9.74
BZ12265	427592	6242268	525	128.4	0.0	-90.0	B ZONE	5.44
FLBX12004	427050	6242105	473	102.0	150.0	-65.0	FLBX	1.59
FLBX12005	427000	6242190	469	120.0	150.0	-65.0	FLBX	1.72
FLBX12006	426950	6242277	453	126.0	150.0	-65.0	FLBX	0.32
SLW12001	426399	6241233	500	102.0	0.0	-90.0	SLW	5.71
SLW12002	426449	6241145	504	129.0	0.0	-90.0	SLW	5.94
SLW12003	426349	6241318	494	97.6	0.0	-90.0	SLW	1.33
BH12-RM-01	428233	6243060	450	120.0	120.0	65.0	GEOTECH	n/a
BH12-RM-02	428091	6242850	470	150.0	150.0	60.0	GEOTECH	n/a
BH12-RM-03	427932	6242596	500	150.0	150.0	65.0	GEOTECH	n/a
BH12-RM-04	427779	6242750	470	145.0	145.0	65.0	GEOTECH	n/a
BH12-RM-05	427846	6243024	441	145.0	145.0	65.0	GEOTECH	n/a
BH12-RM-06	428026	6243123	444	80.0	80.0	65.0	GEOTECH	n/a
BH12-RM-07	428119	6243153	445	80.0	80.0	65.0	GEOTECH	n/a
BH12-RM-08	428275	6243175	450	80.0	80.0	60.0	GEOTECH	n/a
AIR1-1	423957	6237588	445	0.0	0.0	0.0	GEOTECH	n/a
AIR1-2	424509	6237212	454	0.0	0.0	0.0	GEOTECH	n/a
AIR16-1	428495	6237425	476	0.0	0.0	0.0	GEOTECH	n/a
AIR6-2	429136	6237271	476	0.0	0.0	0.0	GEOTECH	n/a
PL2-1	425356	6241318	463	0.0	0.0	0.0	GEOTECH	n/a
PL2-2	425629	6241279	463	0.0	0.0	0.0	GEOTECH	n/a
PL3-1	429745	6243136	522	0.0	0.0	0.0	GEOTECH	n/a
PL3-2	429995	6243066	519	0.0	0.0	0.0	GEOTECH	n/a
PL3-3	429681	6242852	527	0.0	0.0	0.0	GEOTECH	n/a
TA1-1	427401	6241024	534	0.0	0.0	0.0	GEOTECH	n/a
TA1-2	428182	6240482	548	0.0	0.0	0.0	GEOTECH	n/a
TA1-3	426501	6239978	556	0.0	0.0	0.0	GEOTECH	n/a
TA1-4	427365	6239839	536	0.0	0.0	0.0	GEOTECH	n/a
TA3-1	424345	6240353	452	0.0	0.0	0.0	GEOTECH	n/a
TA3-2	423948	6239452	459	0.0	0.0	0.0	GEOTECH	n/a
TA3-3	424877	6238648	459	0.0	0.0	0.0	GEOTECH	n/a

Table 3 – Highlights of Assay Results from Each Borehole

HOLE-ID	FROM	TO	Length (m)	TREO%	LREO%	HREO%	%(HREO/ TREO)
BZ12257	5.00	126.00	121.00	1.1585	0.6339	0.5247	45.29
BZ12257	16.56	25.97	9.41	2.3528	1.0674	1.2855	54.64
BZ12257	16.56	72.00	55.44	1.4103	0.7196	0.6908	48.98
BZ12257	62.87	72.00	9.13	2.5220	0.9926	1.5294	60.64
BZ12258	4.65	126.00	121.35	0.9629	0.6328	0.3301	34.28
BZ12258	92.13	121.77	29.64	1.0947	0.7263	0.3683	33.65
BZ12259	15.80	150.00	134.20	0.9551	0.5594	0.3957	41.43
BZ12259	38.62	40.14	1.52	2.7148	1.1061	1.6092	59.28
BZ12259	40.14	120.58	80.44	0.9549	0.5538	0.4011	42.01
BZ12259	110.45	112.74	2.29	2.1083	0.9721	1.1364	53.90
BZ12260	12.64	150.00	137.36	0.9269	0.5570	0.3699	39.91
BZ12260	21.22	30.64	9.42	1.1872	0.6737	0.5136	43.26
BZ12261	16.82	150.00	133.18	0.8429	0.5218	0.3211	38.10
BZ12261	34.20	62.81	28.61	0.9214	0.5466	0.3748	40.68
BZ12262	16.75	150.00	133.25	0.9183	0.5443	0.3740	40.73
BZ12262	31.90	45.32	13.42	0.9664	0.5823	0.3842	39.75
BZ12262	43.95	45.32	1.37	2.4558	1.7387	0.7170	29.20
BZ12262	129.37	141.35	11.98	1.5454	0.8255	0.7200	46.59
BZ12263	18.00	150.00	132.00	0.9151	0.5637	0.3514	38.40
BZ12263	76.08	98.67	22.59	0.9599	0.4982	0.4618	48.11
BZ12264	18.10	150.00	131.90	0.9747	0.5889	0.3858	39.58
BZ12264	30.97	124.10	93.13	1.0126	0.6156	0.3969	39.20
BZ12264	95.19	98.57	3.38	2.1378	1.0882	1.0490	49.07
BZ12264	118.61	124.10	5.49	1.9799	1.1055	0.8746	44.17
BZ12265	18.25	128.35	110.10	0.9971	0.5265	0.4706	47.19
BZ12265	55.54	103.00	47.46	1.0703	0.5696	0.5007	46.78
BZ12265	55.54	80.83	25.29	1.1565	0.6066	0.5497	47.53
BZ12265	79.50	80.83	1.33	2.2775	1.5780	0.6995	30.71
FLBX12004	3.00	102.00	99.00	0.2242	0.1531	0.0710	31.68
FLBX12004	86.58	86.84	0.26	1.1980	0.7360	0.4620	38.56
FLBX12004	86.84	102.00	15.16	0.9189	0.6176	0.3013	32.79
FLBX12005	12.90	120.00	107.10	0.3734	0.2544	0.1190	31.87
FLBX12005	82.69	120.00	37.31	0.8640	0.5723	0.2918	33.77
FLBX12006	12.00	126.00	114.00	0.1536	0.1116	0.0421	27.37
FLBX12006	113.84	114.04	0.20	3.1470	2.5900	0.5570	17.70
FLBX12006	116.00	126.00	10.00	0.8466	0.5716	0.2754	32.53

Table 3 – Highlights of Assay Results from Each Borehole (Cont’d)

HOLE-ID	FROM	TO	Length (m)	TREO%	LREO%	HREO%	%(HREO/ TREO)
SLW12001	25.35	102.00	76.65	0.8884	0.5683	0.3201	36.03
SLW12001	51.29	58.63	7.34	1.2675	0.5518	0.7159	56.48
SLW12001	53.38	56.29	2.91	1.8856	0.7538	1.1321	60.04
SLW12001	56.98	58.63	1.65	1.0798	0.4197	0.6601	61.13
SLW12002	20.76	126.00	105.24	0.9786	0.6214	0.3572	36.50
SLW12002	49.47	53.79	4.32	2.5417	1.4544	1.0873	42.78
SLW12002	49.47	70.68	21.21	1.2396	0.7174	0.5221	42.12
SLW12002	63.85	70.68	6.83	1.1687	0.6556	0.5131	43.90
SLW12003	29.25	97.61	68.36	0.7251	0.4773	0.2477	34.16
SLW12003	44.32	44.70	0.38	1.8280	0.8140	1.0140	55.47
SLW12003	71.51	72.46	0.95	1.2010	0.4970	0.7040	58.62
ALTW12001	7.87	102.00	94.13	0.5897	0.3466	0.2430	41.21
ALTW12001	82.00	84.17	2.17	1.3376	0.6403	0.6972	52.13
ALTW12002	3.76	102.00	98.24	0.5856	0.3466	0.2391	40.82
ALTW12002	101.36	102.00	0.64	1.5744	0.5107	1.0637	67.56
ALTW12003	4.50	102.00	97.50	0.5245	0.3233	0.2012	38.37

Figure 3 – Definition Drilling Location Map, B-Zone Deposit, Strange Lake Project, Québec

Figure 4 – Diamond Drill Hole Location Map, Strange Lake Property area, Québec,

Newfoundland and Labrador

The same survey successfully identified the fluorite breccia zones as areas of high chargeability and resistivity. An area west of the Alterra JV drilling area was found to be highly chargeable and resistive at levels consistent with the B-Zone mineralization.

The anomalous area is known to be in a zone of magma mixing (hypersolvus and subsolvus) and thus the results suggested the potential for pegmatites to form in this area. Magnetic surveys did not identify targets of interest, as contrast between the various units that constitute the SLAC was low. Alternatively, host country rock gneisses and granites did exhibit a strong magnetic contrast compared to the SLAC.

Pre-Feasibility Study (“PFS”) Work

Engineering Drilling

Geotechnical drilling was conducted in support of the PFS at Strange Lake during the fourth quarter of the fiscal year ended October 31, 2012. A total of 24 holes were drilled as indicated in Table 1. Drilling was split between eight holes for pit geotechnical evaluation (Figure 7) and 16 holes designed for overburden characterization and installation of monitoring devices (Figure 8). The latter holes are dispersed throughout the project area, including the pit, infrastructure and proposed airport areas.

Mine Design

The designs for the open pit and the ore stockpiles were completed by Micon International and the production schedule was finalized. The production schedule identifies ore in three categories, qualified by NSR value, and the final schedule contemplates mining of the higher NSR material preferentially in the early years, with stockpiling of the medium and lower grade ore for future treatment. This approach to scheduling results in a significantly higher feed grade during the early years of operation, with a consequent benefit in improved cash flows.

Metallurgical Process Development

Hazen Research continued to work on the refinement of the process design parameters for the thermal sulphation and the acid recovery and by the end of the reporting period the design criteria, process flow diagrams and mass balance were well advanced. Work also commenced on the energy and water balances.

The energy balance highlighted the need to optimize removal of excess water prior to the thermal sulphation process and a new filtration test program was conducted. This resulted in the development of improved liquid/solid separation processes which were incorporated into the process design.

Development work continued at Process Research Ortech (“PRO”) on the solvent extraction processes for the separation of the zirconium, niobium, uranium, thorium and mixed rare earths. The process flow sheets were close to completion and design criteria were finalized.

Development of the mini pilot plant at the PRO facilities commenced. The purpose of this plant is to test the solvent extraction processes on a dynamic basis prior to the construction and operation of the larger demonstration plant which is scheduled for 2013. The solvent extraction equipment for the zirconium circuit was procured and assembly commenced. Currently, acid baking of material for use by the zirconium solvent extraction circuit is being produced. Solvent extraction test work is expected to commence soon.

Engineering

Equipment selection for the front end processes commenced and was well advanced by the end of October 2012. The majority of major equipment was sized and selected and development of the capital cost estimate progressed well. Preliminary plant layouts for the commination, thermal sulphation and leaching were completed and the review and optimization process commenced.

A high-level study of the environmental implications of changing from the current design basis of wet grinding to a dry grinding process was initiated. If this process is in fact feasible, there would be significant benefits in the energy balance. The design basis for the PFS will remain as wet grinding and a final decision on the process to be used will be made when final feasibility work is completed.

After a review of the project status and workloads, a decision was made to award the engineering design of the solvent extraction section to Hatch Associates, which commenced work in October 2012.

The offshore geotechnical program at the port site was curtailed when the barge carrying the drill rig came adrift during a major storm. The barge was successfully recovered and all spills associated with the incident were cleaned up. The selection of the location for the proposed jetty and the jetty construction methodology are therefore based on the early geotechnical information only. Further work to determine final construction details will be carried out during the final feasibility stage.

Designs for the infrastructure requirements at both the port and the mine site advanced as details of storage requirements for the major reagents and other supplies and also the product export crystallized. The port layout was finalized together with the satellite camp. A detailed logistics plan for the operational phase was also completed and proposed trucking schedules and manpower requirements were developed.

As the engineering developed, work on populating the capital cost and operating cost schedules also progressed, and work on a detailed manpower organization chart and cost model also advanced.

Figure 5 – Ground Induced Polarization (IP) Survey Compilation Map, Strange Lake Project, Québec

Figure 6 – Ground Resistivity Survey Compilation Map, Strange Lake Project, Québec

Figure 7 – PFS Drilling for Pit Geotechnical Evaluation, B-Zone Deposit, Strange Lake Project,

Québec

Figure 8 – PFS Drilling for Overburden Characterization and Geotechnical Monitoring, B-Zone

Deposit, Strange Lake Project, Québec

Alterra – Strange Lake Option Property Agreement, Newfoundland and Labrador

The property comprises 30 claims covering 750 hectares contiguous to the east of Quest’s Strange Lake Project. Quest initiated negotiations in 2010 to acquire a participation in this rare earth property adjacent to Strange Lake. The claims cover geological and airborne geophysical targets that form the northeastern extension of surface mineralization defined by Quest crews in 2009, known as the SLG occurrence.

On June 15, 2010, Quest announced that it had entered into an exploration and option agreement with Search Minerals Inc. (“Search”) and Alterra Resources Inc. (“Alterra”), a wholly-owned subsidiary of Search, pursuant to which Quest has an option to acquire up to a 65% undivided working interest in 30 mining claims located on the southeastern contact of the REE-bearing Strange Lake Alkali Complex in western Labrador.

Under the terms of the exploration and option agreement, Quest may earn a 50% undivided working interest in the 30 claims by issuing an aggregate of 80,000 common shares of Quest to Alterra over a period of three years and by incurring mining exploration expenditures of $500,000 in the aggregate over a period of three years. Upon completing all of the payments mentioned above, Quest will have an option to acquire an additional 15% undivided working interest in the mining claims by making a payment of $75,000 before the fourth anniversary date of the exploration and option agreement, by issuing an additional 150,000 common shares of Quest to Alterra on or before the fifth anniversary date of the exploration and option agreement, and by incurring mining exploration expenditures of $1,250,000 in the aggregate on or before the fifth anniversary date of the exploration and option agreement.

As at October 31, 2012, the Corporation had issued a total of 40,000 common shares under this agreement, at a price of $1.887 per share (October 31, 2011 – 15,000 common shares at a price of $1.887 per share; November 1, 2010 – nil) and incurred $751,572 in exploration expenditures (October 31, 2011 – $151,562; November 1, 2010 – $11,695).

On November 7, 2012, the Corporation entered into an agreement with Search and Alterra under which the Corporation agreed to exchange the Operator fees receivable from Search of $67,141 against its obligation to issue 40,000 common shares of the Corporation to Alterra in order to earn its 50% undivided working interest. As a result, the Corporation has acquired a 50% undivided working interest in the claims. The right of the Corporation under the original agreement to earn an additional 15% interest remains unchanged.

Current Work and Future Exploration Activities

Quest is evaluating whether to exercise the option of earning a further 15% interest in the property or to convert the option agreement into a 50-50 joint venture with Search to undertake all future exploration on the property.

Misery Lake Rare Earth Project, Québec and Newfoundland and Labrador

The Misery Lake Property consists of a single claim block comprising 1,075 claims, with 1,030 claims in Québec and 45 claims in Newfoundland and Labrador. The property is located 120 km south of the Strange Lake Project and covers a total of 51,178 hectares. The rare earth potential of the Misery Lake area was first recognized by Quest in August 2007 when reconnaissance bedrock sampling over a concentric magnetic feature returned grab sample results of up to 27% Fe2O3, 1.2% P2O5, 1.5% TiO2 and 2.25% TREO. The Misery Lake property geology is analogous to the Lovozero Peralkaline Complex in Russia, the country’s primary producing area for rare earths, niobium, tantalum, phosphate and zirconium.

Current Work

The construction of the new 20-man kitchen, lavatory, and generator house was competed by Leaf River Lodge of Schefferville, Québec by mid-August 2012. Following this, Exploration Sans Frontière of Sept-Iles, Québec assembled sleeper tents, an office tent, and a core shack tent. The remaining Quest sleeper tents were established during August and September 2012 by Quest staff.

Surface exploration work was completed by Quest geologists and Exploration Sans Frontière geologists and prospectors between August 12 and September 28, 2012. A total of 713 km of traverses were completed and a total of 152 grab and 80 channel samples were collected. Fourteen of the channel samples returned values greater than 0.5% TREO and 13 of the surface samples returned values greater than 0.5% TREO. Selected samples are noted in Table 4.

Drilling on the property began on September 13, 2012 and ended on October 16, 2012. A total of 11 diamond drill holes totaling 2498.0 m were completed (Figure 9). All holes completed in the Misery Lake Intrusion intersected variably textured and altered syenite. Two holes completed outside of the Misery Lake Intrusion in the southernmost magnetic ring feature intersected rapakivi textured A-type granite (Figure 10). Select composited assay results are summarized in Table 5.

Table 4 – Best Surface Grab Assay Results, Misery Lake Project, Québec

Sample Number	Sample Type	TREO%	LREO%	HREO%
RX15157	outcrop	4.799	4.703	0.096
RX15327	outcrop	2.103	1.194	0.909
RX15158	outcrop	1.755	1.696	0.049
RX15213	outcrop	1.703	1.650	0.053
RX15222	float	1.549	1.330	0.218
RX15221	float	1.344	1.158	0.186
RX15307	outcrop	1.188	1.148	0.040
RX15289	channel – 0.5 m	7.999	6.843	1.153
RX15260	channel – 1.0 m	7.328	6.259	1.069
RX15261	channel – 1.0 m	6.612	5.646	0.966
RX15263	channel – 0.5 m	4.254	3.644	0.610
RX15264	channel – 0.5 m	3.946	3.361	0.586
RX15280	channel – 0.25 m	3.901	3.321	0.580
RX15279	channel – 0.5 m	3.005	2.064	0.941
RX15262	channel – 0.5 m	2.882	2.465	0.417
RX15275	channel – 0.5 m	2.250	1.907	0.343

Figure 9 – Diamond Drill Hole Location Map, Misery Lake Project, Québec

Figure 10 – Location of Diamond Drill Holes at Misery Lake Project, Québec

Table 5 – Best Composited Diamond Drill Hole Assay Results, Misery Lake Project, Québec

Hole ID	From (m)	To (m)	Length (m)	TREO%	LREO%	HREO%
ML12015	94.20	94.60	0.40	1.362	1.136	0.225
ML12015	116.70	117.00	0.30	1.392	1.178	0.212
ML12016	47.75	48.00	0.25	1.110	0.942	0.167
ML12017	54.40	56.20	1.80	2.402	2.084	0.318
ML12017	109.00	194.00	85.00	0.497	0.423	0.074
ML12017	196.70	237.83	41.13	0.776	0.657	0.118
ML12018	33.00	41.00	8.00	0.653	0.560	0.093
ML12018	87.00	97.00	10.00	0.513	0.439	0.073
ML12018	113.00	128.00	15.00	0.545	0.439	0.089
ML12018	143.00	148.00	2.10	0.679	0.578	0.101
ML12018	160.00	223.00	73.00	0.637	0.539	0.098
ML12019	71.00	79.00	8.00	0.872	0.144	0.727
ML12019	101.00	109.90	5.90	0.631	0.103	0.527

From October 18 to 21, 2012, two separate ground magnetic grids totaling 24.75 km were completed over the Misery Lake Intrusion (Figure 11). The objective of the study was to characterize the large airborne magnetic feature and to verify internal magnetic features. Both the SW Grid and the NE Grid identified several short to moderate wavelength magnetic anomalies.

Future Exploration Activities

Abitibi Geophysics is currently completing an integrated evaluation of all the geophysical data collected over the Misery Lake property in order to prepare an interpretation and proposal for a follow-up ground magnetic survey to be completed over the Misery Lake Intrusion in the winter of 2012-2013.

The Corporation is currently reviewing and formulating its 2013 exploration plans, which will be finalized in February 2013.

Figure 11 – Ground Magnetic Survey Grid Location Map, Misery Lake Project, Québec

Ramusio Rare Earth Project, Québec, Newfoundland and Labrador

The Ramusio property consisted of a single claim block comprising 53 claims with 36 claims in Québec and 17 claims in Newfoundland and Labrador. The property is located 60 km south of the Misery Lake Project and covers a total of 1,817 hectares. Quest acquired these claims as a result of newly released Regional Airborne Magnetic data from the Newfoundland and Labrador Government. The Mag data indicated a number of circular magnetic features similar to the ring features as observed at Misery Lake. The claims cover the western portion of a significant radiometric anomaly.

Current Work and Future Exploration Activities

Following a geological assessment of the property, it was decided to discontinue future exploration work. On April 23, 2012, all 53 claims were allowed to lapse. As a result, the Corporation wrote off mining acquisition costs of $3,201 and deferred exploration expenditure of $119.

Nanuk Uranium Project, Québec

The Nanuk Property consists of a single claim block comprising 127 claims and totaling 6,146 hectares. The property is located within the George River Area approximately 175 km northeast from Schefferville and 60 km south from the Strange Lake Project (Figure 1). The property covers four significant areas of bedrock mineralization, covering an area of four km2. This uranium mineralization is associated with a sequence of tightly folded, medium to coarse grained, leuco-granite horizons with biotite. Previous prospecting, bedrock channel sampling, and drilling revealed good vertical and lateral continuity of the mineralization. One hole (NA09-01), drilled in 2009, intersected a sequence of folded horizons of hematized leuco-granites and mafic gneisses grading 0.041% U3O8 over 7.35m.

Current Work and Future Exploration Activities

During the year ended October 31, 2012, no exploration work was conducted on the property and a total of 135 claims were allowed to lapse. Further, as at January 24, 2013, an additional 70 claims had been allowed to lapse and the decision was made to allow all remaining claims to lapse as they fall due. As a result, the Corporation wrote off mining acquisition costs of $28,182 and deferred exploration expenditure of $113,566.

Voisey’s Bay, Newfoundland and Labrador

The Corporation’s 100%-owned Voisey’s Bay property consists of 18 mining claims covering approximately 450 hectares and straddles coastal lands that could potentially be used as a port site for the Strange Lake operations.

Qualified Person

Mr. Pierre Guay, P. Geo., is the qualified person on the exploration projects presented in this MD&A under National Instrument 43-101 Standards of Disclosure for Mineral Projects and is responsible for the technical contents of this report and has approved the disclosure of the technical information contained herein.

Results of Operations

The following table summarizes selected financial data of the Corporation for the last three fiscal years ended October 31, 2012, 2011 and 2010.

	Year ended October 31, 2012(1) $	Year ended October 31, 2011(1) $	Year ended October 31, 2010(2) $
Revenues	59,991	15,150	11,968
Net loss and total comprehensive loss	(4,801,245)	(11,382,458)	(4,672,443)
Basic and fully diluted net loss per share	(0.08)	(0.19)	(0.11)
Total assets	82,561,443	84,597,665	65,584,776
Total long-term financial liabilities	—	—	—
Cash dividends	—	—	—

(1):	Prepared under IFRS.
(2):	Prepared under Canadian GAAP.

Fiscal year ended October 31, 2012 compared with the fiscal year ended October 31, 2011

Revenues totaled $59,991 for the year ended October 31, 2012 compared to $15,150 for the year ended October 31, 2011 and consisted of Operator fees earned amounting to 10% of the value of exploration and evaluation activities on the Alterra-Strange Lake Project incurred by the Corporation during the current year of the option period.

Expenses for the year ended October 31, 2012, as detailed in the Statements of Comprehensive Loss, totaled $5,727,146 as compared to $11,684,657 for the year ended October 31, 2011.

Professional fees, Investor relations and Administration expenses totaled $5,307,201 (2011 – $11,233,163). The decrease of $5,925,962 related to the following variations:

•

Professional fees decreased by $248,732 to $631,032 (2011 – $879,764) and consisted of lower legal fees of $61,435; a decrease of $41,290 in accounting fees and lower consulting and professional fees of $146,007.

•

Investor relations expenses totaled $1,987,177 in 2012 compared to $1,522,988 for the year ended October 31, 2011. The net increase of $464,189 related to increased investor relations activities, international marketing initiatives and shareholders’ communication and corporate development expenses and the listing and commencement of trading on the TSX on March 1, 2012.

•

Administration expenses decreased by $6,141,419 to $2,688,992 in 2012 from $8,830,411 in 2011. The main components of this variation, as detailed in Note 7 to the Financial Statements, consisted of: an increase of $207,205 in Salaries and other employee benefits due mainly to the hiring of additional personnel; an increase in the remuneration of Quest directors of $154,720; an increase in Directors’ and Officers’ liability insurance expenses of $55,583 as a result of increased coverage; an increase of $391,440 in rent and office expenses as a result of the relocations to larger premises and related expenses due to the significant increase in Corporation’s activities, offset by a decrease of $6,942,732 in Stock-based compensation costs to $1,436,637. The significant decrease in Stock-based compensation costs was as a result of a decrease in the number of stock options granted in 2012 coupled with the major decrease in the price of the Corporation’s shares as well as the expected volatility using the Black-Scholes option pricing valuation model.

Exploration and evaluation assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which any Exploration and evaluation asset exceeds its recoverable amount. The recoverable amount is the higher of the exploration and evaluation asset’s fair value less costs to sell and value in use. Impairments are reviewed for potential reversals at each reporting date. During the year ended October 31, 2012, the Corporation recorded a write-down of Exploration and evaluation assets of $419,945 (2011 – $451,494).

The sale of an interest in claims or a grant received is credited directly to expenditures until such time as all related expenditures are recovered. Direct costs incurred to maintain claims are capitalized. Expenditures on Exploration and evaluation assets, as detailed in Note 6 to the Financial Statements totaled $24,146,532 in 2012 (2011 – $20,631,694) and consisted of $23,524,118 (2011 – $18,682,390) in exploration expenses; $189,447 (2011 – $87,826) in acquisition costs and $432,967 (2011 – $1,861,478) in stock-based compensation expense. In addition, the Corporation recorded Tax credits receivable of $6,889,960 (2011 – $4,725,922) relating to these expenditures.

For the year ended October 31, 2012, Finance income totaled $539,033 compared to $635,776 for the year ended October 31, 2012. The net decrease of $96,743 was as a result of a decrease in funds on deposit during the year ended October 31, 2012 offset by nil Interest expense for 2012 (2011 – $43,970 related to tax under Part XII.6 of the Income Tax Act as a consequence of the look-back rule).

The Corporation’s Cash and cash equivalents consist of cash and highly-liquid short-term investments with maturities of less than three months from the date of acquisition that are readily convertible to known amounts of cash at any time and that are subject to an insignificant risk of change in value. Due to the liquid nature of these financial assets, the Corporation has elected to classify them as held-for-trading and changes in fair value are recorded in the statements of comprehensive loss. As at October 31, 2012, the weighted average effective interest rate on the Corporation’s investments was approximately 1.96% (October 31, 2011 – 0.91%; November 1, 2010 – nil).

The Corporation has recognized its Investments held for trading on the Statements of Financial Position at their fair value, and changes in fair value are recognized as income or loss in the period in which the change arises. As at October 31, 2012, the fair value of the Investments held for trading was $9,750 compared to $13,200 as at October 31, 2011. The corresponding Unrealized loss on investments held for trading was $3,450 (2011 – $18,400).

For the year ended October 31, 2012, the Corporation reported a net loss and total comprehensive loss of $4,801,245, as compared to a net loss of $11,382,458 for the year ended October 31, 2011, after deferred income taxes recovery of $330,327 compared to deferred income taxes of $330,327 for the year ended October 31, 2011. The Corporation expects to record losses until such time as an economic ore body is defined and developed and there are revenues from mineral production.

As at October 31, 2012, the Corporation had non-capital loss carry-forwards of $10,917,000 (2011 – $6,267,000) and investment tax credits of $1,807,000 (2011 – $860,000) which are available to reduce future years’ taxable income as detailed in Note 5 to the Financial Statements.

Fiscal year ended October 31, 2011 compared with the fiscal year ended October 31, 2010

Revenues totaled $15,150 for the year ended October 31, 2011 (2010 – nil) and consisted of Operator fees earned amounting to 10% of the value of exploration and evaluation activities on the Alterra-Strange Lake Project incurred by the Corporation during the current year of the option period.

Expenses for the year ended October 31, 2011, as detailed in the Statements of Comprehensive Loss, totaled $11,684,657 as compared to $4,553,399 for the year ended October 31, 2010.

Professional fees, Investor relations and Administration expenses totaled $11,233,163 (2010 – $4,134,320). The increase of $7,098,843 related to the following variations:

•

Professional fees increased by $572,391 to $879,764 (2010 – $307,373) and consisted of higher legal fees of $240,742 related mainly to the Corporation’s filing of a Form 40-F with the United States Securities and Exchange Commission (“SEC”), an application for the listing of its common shares on NYSE MKT and a significant increase in the Corporation’s activities. The increase in accounting fees and expenses of $278,844 related to the adoption of IFRS for fiscal 2012, management’s preparation to comply with the Sarbanes-Oxley Act and other regulatory requirements. Consulting and professional fees increased by $52,805 due to higher consulting fees paid in 2011 as compared to 2010.

•

Investor relations expenses totaled $1,522,988 compared to $612,536 for the year ended October 31, 2010. The net increase of $910,452 related to increased investor relations activities, international marketing initiatives and shareholder communication and corporate development expenses and the listing and commencement of trading on NYSE MKT on May 23, 2011.

•

Administration expenses increased by $5,616,000 to $8,830,411 in 2011 from $3,214,411 in 2010. The main components of this variation consisted of an increase of $132,636 in administrative salaries due mainly to the hiring of additional personnel; remuneration paid to Quest Directors of $50,280 (2010 – nil); an increase in Directors’ and Officers’ liability insurance expenses of $38,132 as a result of increased coverage; an increase in rent and office expenses of $31,439 due to higher costs as a result of an increase in activities; and an increase of $5,352,007 in Stock-based compensation costs to $8,379,369 (2010 – $3,027,362). The significant increase in Stock-based compensation costs was as a result of the significant increase in the price of the Corporation’s shares as well as the expected volatility using the Black-Scholes option pricing valuation model.

Exploration and evaluation assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the Exploration and evaluation assets exceed their recoverable amount. The recoverable amount is the higher of the exploration and evaluation asset’s fair value less costs to sell and value in use. Impairments are reviewed for potential reversals at each reporting date. During the year ended October 31, 2011, the Corporation recorded a write-down of Exploration and evaluation assets of $451,494 (2010 – $419,079).

The sale of an interest in claims or a grant received is credited directly to expenditures until such time as all related expenditures are recovered. Direct costs incurred to maintain claims are capitalized. Expenditures on Mining properties, as detailed in Note 6 to the Financial Statements, totaled $20,631,694 in 2011 (2010 – $9,060,574) and consisted of $18,682,390 (2010 – $8,660,498) in exploration expenses; $87,826 (2010 – $163,101) in acquisition costs; and $1,861,478 (2010 – $236,975) in stock-based compensation expense. In addition, the Corporation recorded Tax credits receivable of $4,725,922 (2010 – $3,727,410) relating to these expenditures.

The Corporation has recognized its Investments held for trading on the balance sheet at their fair value, and changes in fair value are recognized as income or loss in the period in which the change arises. As at October 31, 2011, the fair value of the Investments held for trading was $13,200 compared to $31,600 as at October 31, 2010. The corresponding Unrealized loss on investments held for trading was $18,400 (2010 – $23,400).

For the year ended October 31, 2011, Finance income totaled $635,776 compared to a Finance expense of $9,965 for the year ended October 31, 2010. The net increase of $645,741 was as a result of an increase in funds on deposit during the year ended October 31, 2012 offset by Interest expense in 2011 of $43,970 (2010 – $21,933) related to tax under Part XII.6 of the Income Tax Act as a consequence of the look-back rule and nil (2010 – $15,904) on a convertible loan from SIDEX, Limited Partnership (“SIDEX”).

The Corporation’s cash is deposited with major Canadian chartered banks and is held in highly-liquid investments. Interest earned on Canadian cash deposits fluctuated daily during 2011 at various rates from 0.35% to 1.20% and 0.10% on U.S. cash deposits per annum. As at October 31, 2011, the weighted average effective interest rate on the Corporation’s investments was 0.91% (2010 – nil).

For the year ended October 31, 2011, the Corporation reported a net loss and total comprehensive loss of $11,382,458, as compared to a net loss of $4,672,443 for the year ended October 31, 2010, after a future income tax expense of $330,327 (2010 – nil). The Corporation expects to record losses until such time as an economic ore body is defined and developed and there are revenues from mineral production.

Summary of Quarterly Results

The following table presents unaudited selected financial information for the eight most recently completed financial quarters:

	Year ended October 31, 2012				Year ended October 31, 2011
	Q4 $	Q3 $	Q2 $	Q1 $	Q4 $	Q3 $	Q2 $	Q1 $
Revenues	43	59,948	—	—	—	15,150	—	—
Net loss and total comprehensive loss	(1,153,597)	(1,118,348)	(1,971,430)	(557,870)	(1,905,767)	(858,092)	(1,067,883)	(7,550,716)
Basic and fully diluted net income (loss) per share	(0.02)	(0.02)	(0.03)	(0.01)	(0.03)	(0.01)	(0.02)	(0.13)

The Corporation has no intention of paying dividends in the foreseeable future. Any future decision to pay cash dividends will be left to the discretion of the Board of Directors of the Corporation and will depend on the Corporation’s financial position, operating results and capital requirements at the time as well as such other factors that the Board of Directors may consider relevant. The Corporation has paid no dividends and has no retained earnings from which it might pay dividends.

Fourth Quarter

Revenue totaled $43 for the three-month period ended October 31, 2012 as compared to nil for the three-month period ended October 31, 2011. Expenses, excluding Impairment of Exploration and evaluation assets, and Stock-based compensation which was included in Administration expenses, for the three-month period ended October 31, 2012 totaled $748,743 (2011 – $652,973). Professional fees decreased by $110,727 to $46,609 (2011 – $157,336); Investor relations expenses increased by $4,599 to $357,184 (2011 – $352,585); and Administration expenses increased by $201,898 to $344,950 (2011 – $143,052) due to a significant increase in activities of the Corporation during the fourth quarter of fiscal 2012 compared to the fourth quarter of fiscal 2011.

Liquidity and Capital Resources

Given that the Corporation’s operations are focused on the exploration and development of mining properties, the most relevant financial information, in its view, relates to current liquidity, solvency, and planned property expenditures. The Corporation’s financial success will be dependent on the economic viability of its resource properties and the extent to which it can discover and develop new ore deposits. A number of factors determine the economic viability of a property including: the size of the deposit; the quantity and quality of the reserves; the proximity of the deposit to current or planned infrastructure; the forecasted development and operating costs and the costs to finance the planned expenditures and the projected cash flows. Such development may take several years to complete and the amount of resulting income, if any, is difficult to determine. The sales value of any mineralization discovered by the Corporation is largely dependent on factors beyond the Corporation’s control, including the market value of the metals and minerals to be produced.

Fiscal year ended October 31, 2012 compared with the fiscal year ended October 31, 2011

The Corporation’s main sources of funding are equity markets, and outstanding warrants and options. As at October 31, 2012, the Corporation had cash and cash equivalents of $22,423,970 (2011 – $25,942,689) of which nil (2011 – nil) is restricted in use for exploration expenditures pursuant to flow-through agreements, and Investments in Canadian provincial bonds or in AAA-rated corporate bonds, all without any significant risk as to capital totaling $4,003,316 (2011 – $22,312,598). The Corporation has no long-term borrowings.

During fiscal 2012, the Corporation raised cash proceeds of $14,000 (2011 – $374,748) from the exercise of stock options and $Nil (2011 – $15,589,408) from the exercise of warrants.

Based on its planned expenditures for fiscal 2013, the Corporation has sufficient funds for its operations for the next year.

Fiscal year ended October 31, 2011 compared with the fiscal year ended October 31, 2010

The Corporation’s main sources of funding are equity markets, and outstanding warrants and options. As at October 31, 2011, the Corporation had cash and cash equivalents of $25,942,689 (2010 – $50,449,202) of which nil (2010 – $11,500,000) is restricted in use for exploration expenditures pursuant to flow-through agreements, and Investments in Canadian provincial bonds or in AAA-rated corporate bonds, all without any significant risk as to capital totaling $22,312,598 (2010 – nil). The Corporation has no long-term borrowings.

During fiscal 2011, the Corporation raised cash proceeds of $374,748 (2010 – $196,240) from the exercise of stock options and $15,589,408 (2010 – $3,391,316) from the exercise of warrants.

Outstanding Share Data

As at January 24, 2013, there were 62,159,684 common shares, stock options in respect of 5,058,334 common shares, 150,000 deferred share units and 125,000 restricted share units outstanding.

Commitments

The Corporation has leases for its premises and other operating leases. For the next five years and thereafter, the Corporation’s minimum annual rental payments total $784,006 as detailed in Note 9 to the Financial Statements.

Off-Balance Sheet Arrangements

The Corporation does not have any off-balance sheet arrangements.

Income Taxes

Under the terms of flow-through share agreements, the tax deductions of the related Canadian exploration expenditures are renounced in favour of the investors. Accordingly, flow-through proceeds are allocated between the offering of the common shares and the premium associated with the sale of tax benefits when the common shares are offered. The allocation is made based on the difference between the quoted price of the common shares and the amount the investor pays for the flow-through shares. A liability is recognized for the premium paid by the investors and reversed in the statements of comprehensive loss as the Corporation spends the flow-through proceeds.

As at October 31, 2012, the Corporation had a nil amount available to be renounced pursuant to the flow-through share arrangements (October 31, 2011 – nil; November 1, 2010 – $11.5 million).

As at October 31, 2012, the Corporation had non-capital loss carry-forwards of $10,917,000 (2011 – $6,267,000) and investment tax credits of $1,807,000 (2011 – $860,000) which are available to reduce future years’ taxable income as detailed in Note 5 to the Financial Statements.

Related Party Transactions

All of the following related party transactions were in the normal course of operations and were measured at the exchange amounts.

The Corporation formerly retained the services of a company owned by an officer and director of the Corporation to carry out exploration work on its projects and for administrative services. During the year ended October 31, 2012, the total amount for such services provided was nil (2011 – $52,800, of which $30,400 was recorded in Exploration and evaluation assets, and $22,400 in Administration expenses).

The Corporation retains the services of certain directors of the Corporation to carry out consulting services. For the year ended October 31, 2012, the total amount charged for services by directors of the Corporation was $37,500, all of which was recorded in Exploration and evaluation assets (2011 – $64,000, all of which was recorded in professional fees).

During the year ended October 31, 2012, the Corporation incurred fees in the amount of $496,305 to a law firm of which an officer and director of the Corporation is a partner, of which $299,909 was recorded in Professional fees, $30,364 was recorded in Investor relations and $166,032 was recorded in Exploration and evaluation assets (2011 – $326,638, being recorded in professional fees). As at October 31, 2012, an amount of $106,056 (October 31, 2011 – $56,094; November 1, 2010 – $307,405) owing to this law firm was included in accounts payable and accrued liabilities in respect of these fees.

Excluding the amounts reported above, during the years ended October 31, 2012 and 2011, the Corporation recorded the following compensation for key management personnel and the Board of Directors:

	2012 $	2011 $

Salaries, employee benefits	671,994	408,475
Directors’ fees	205,000	50,280
Stock compensation	1,024,708	7,498,909

Total compensation paid to key management personnel	1,901,702	7,957,664

Financial Instruments

The Corporation’s financial instruments consist of cash and cash equivalents, tax credits receivable, investments, and accounts payable and accrued liabilities. Due to the short-term nature of cash and cash equivalents, tax credits receivable, investments and accounts payable and accrued liabilities, the fair value of these financial instruments approximates their carrying value. The Corporation does not enter into financial instrument agreements, including derivative financial instruments, for speculative purposes.

The Corporation is not exposed to any significant credit risk as at October 31, 2012. The Corporation’s cash is deposited with a major Canadian chartered bank and is held in highly-liquid investments. The Corporation’s investments are primarily held in zero coupon Canadian provincial government bonds or AAA-rated corporate bonds. The Corporation’s receivables principally consist of commodity taxes receivables and tax credit receivables, and are therefore not subject to significant credit risk.

As at October 31, 2012, the interest rates for Canadian and U.S. funds ranged from 1.20%-1.50% (October 31, 2011 – 1.20%; November 1, 2010 – 0.35%) and 0.10% (October 31, 2011 – 0.10%; November 2010 – 0.10%), respectively.

As at October 31, 2012, the weighted average effective interest rate on the Corporation’s investments was approximately 1.96% (October 31, 2011 – 0.91%; November 1, 2010 – nil).

In order to ensure that the Corporation maximizes the rate of return on cash funds in excess of its current operating requirements, the Corporation has established an investment committee to oversee the management of these funds.

The Corporation’s objectives when managing capital are to safeguard its ability to continue its operations as well as its acquisition and exploration programs. As such, the Corporation has primarily relied on the equity markets to fund its activities. In order to carry out planned exploration and to pay for administrative costs, the Corporation will spend its existing working capital and raise additional funds as needed. The Corporation does not use term debt financing and has not paid any dividends. As well, the Corporation does not have any externally imposed capital requirements, either regulatory or contractual.

Critical Accounting Estimates

As stated in Note 2 of the Notes to Financial Statements, management has identified the following critical accounting estimate where actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results or the financial position reported in future.

Share-based remuneration expense – Estimate

The estimation of share-based compensation at fair value at the date of grant requires the selection of an appropriate valuation model and consideration as to the inputs necessary for the valuation model chosen. The fair value of each option is evaluated using the Black-Scholes pricing model at the date of grant. The Corporation has made estimates as to the volatility, the expected life of options, and expected forfeitures. The expected life of the option is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected life of the option is based on historical data. The expected volatility is based on the historical volatility of comparable companies, over the period of the expected life of the stock option (refer to note 8 of the Notes to the Financial Statements). These estimates may not necessarily be indicative of future actual patterns.

Changes in Accounting Policies Including Initial Adoption of IFRS

During the fiscal year ended October 31, 2012, the Corporation adopted IFRS as detailed below:

International Financial Reporting Standards

In preparing its opening IFRS statement of financial position, the Corporation has adjusted amounts reported previously in financial statements prepared in accordance with GAAP. An explanation of how the transition from GAAP to IFRS has affected the Corporation’s financial position, financial performance and cash flows is detailed in Note 12 to the financial statements and is described below:

Impact of Adopting IFRS on the Corporation’s Financial Statements

As stated in Note 2 to the Financial Statements, these are the Corporation’s first annual financial statements prepared in accordance with IFRS. IFRS 1 sets out the procedures that the Corporation must follow when it adopts IFRS for the first time as the basis for preparing its financial statements. The Corporation is required to establish its IFRS accounting policies and in general, apply these retrospectively to determine the IFRS opening balance sheet as at the transition date of November 1, 2010.

The accounting policies set out in Note 3 to the Financial Statements have been applied in preparing the financial statements for the year ended October 31, 2012, the comparative information presented for the year ended October 31, 2011 and in preparation of an opening IFRS statement of financial position at November 1, 2010. IFRS 1 also permits a number of optional and mandatory exemptions from full retrospective application.

In preparing its opening IFRS statement of financial position, the Corporation has adjusted amounts reported previously in financial statements prepared in accordance with GAAP. An explanation of how the transition from GAAP to IFRS has affected the Corporation’s financial position, financial performance and cash flows is set out in Note 12 to the Financial Statements.

Exemption applied

On September 3, 2010, the Corporation received a secured convertible loan from SIDEX in an amount of $1,500,000. The loan was for a term of 18 months and was repayable by the Corporation at any time upon 30 days’ notice. SIDEX, at any time, could convert the loan into 500,000 of the Corporation’s shares at a price of $3.00 per share.

The convertible loan bore interest at an annual rate of 9% payable semi-annually, in cash or shares, at the option of the Corporation. In addition, the Corporation issued 500,000 common share purchase warrants to SIDEX. Each warrant entitled SIDEX to acquire one common share of the Corporation at a price of $3.25 per share until March 3, 2012.

Under previous GAAP, proceeds received upon the issuance of convertible debt were allocated upon initial recognition on the relative fair value of the equity, conversion feature and liability components. The liability component in the amount of $471,852 was determined by discounting the future stream of interest and principal repayment at the prevailing market rate of 20% for a comparable liability that does not have an associated equity component. The fair value of the conversion feature totaled $518,518 and was allocated to Contributed Surplus. The fair value of the common share purchase warrants totaled $509,630 and was allocated to warrants. The total debt discount was amortized over the term of the convertible loan using the effective interest method.

In October 2010, SIDEX converted its loan into 500,000 common shares at a price of $3.00 per share. The conversion feature of $518,518 was transferred from contributed surplus to share capital. The total accreted value of the convertible loan in the amount of $557,531 at the time of conversion was transferred to share capital.

Under IFRS, on initial recognition of a compound instrument, IAS 32 requires the Corporation to identify the various components of the instruments, to determine the fair value of the liability component and to establish, as a residual amount, the equity component. However, an exemption exists for a first-time adopter and there is no need to separate these two portions if the liability component is no longer outstanding at the date of transition to IFRS.

As the liability component of a compound financial instrument was no longer outstanding at November 1, 2010, the Corporation elected at that date not to apply IAS 32 retrospectively. Consequently, the Corporation has not retrospectively applied the bifurcation rules under IFRS.

Income taxes

Under Canadian GAAP, share capital issued through flow-through share arrangements was recorded at net proceeds less the tax effect relating to the renunciation of the Corporation’s cumulative eligible expenditures to investors. The tax impact related to the renunciation was recorded at the date on which the Corporation filed the renunciation documents with the tax authorities, provided there was reasonable assurance that the expense would be made.

IFRS does not provide specific guidance on the accounting for flow-through shares. As a result, under IFRS, flow-through shares are recognized based on the quoted price of the existing shares on the date of the issue. The difference between the amount recognized in share capital and the amount the investors pay for the shares is recognized as a liability which is reversed and recorded as a deferred income tax recovery in the statement of comprehensive loss as eligible expenditures are made. In addition, under IFRS, deferred income taxes are not recognized for temporary differences which arise for initial recognition of an asset or liability that affects neither the accounting nor taxable profit or loss at the time of the transaction.

As a result of these differences, upon transition to IFRS, share capital was increased by $441,085 as at November 1, 2010 with a corresponding increase in deficit. Further, as at October 31, 2011, share capital was increased by $2,489,847 for a cumulative adjustment of $2,930,932, and future income tax liabilities were decreased by $490,313 with a corresponding increase in deficit of $2,440,619.

Stock-based compensation

Under Canadian GAAP, forfeitures of awards were recognized as they occur. Under IFRS, an estimate is required of the number of awards expected to vest, which is revised if subsequent information indicates that actual forfeitures are likely to differ from the estimate. This had no significant impact on the Corporation upon transition to IFRS.

Statements of Cash Flows

Under IFRS, cash flows related to interest must be classified in a consistent manner as either operating, investing or financing activities each period. Under Canadian GAAP, cash flows related to interest received or paid were classified as operating activities. Under IFRS, management has elected to continue to treat cash flows arising from interest receipts as an operating activity – consequently, the transition to IFRS had no impact on the Statement of cash flows.

NEW IFRS STANDARDS ISSUED BUT NOT YET EFFECTIVE

Standards issued but not yet effective up to the date of issuance of the Corporation’s financial statements are listed below. This listing is of standards and interpretations issued, which the Corporation reasonably expects to be applicable at a future date. The Corporation intends to adopt those standards when they become effective.

IFRS 10 Financial Statements

In May 2011, the IASB released IFRS 10, Financial Statements, which replaces SIC-12, Consolidation – Special Purpose Entities, and parts of IAS 27, Consolidated and Separate Financial Statements. The new standard builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included in a company’s financial statements. The standard provides additional guidance to assist in the determination of control where it is difficult to assess. IFRS 10 will be effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. The Corporation is considering the impact of the adoption of this standard on its financial statements.

IFRS 11 Joint Arrangements

In May 2011, the IASB released IFRS 11, Joint Arrangements, which supersedes IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities – Non-monetary Contributions by Venturers. IFRS 11 focuses on the rights and obligations of a joint arrangement, rather than its legal form as is currently the case under IAS 31. The standard addresses inconsistencies in the reporting of joint arrangements by requiring the equity method to account for interests in jointly-controlled entities. IFRS 11 will be effective for the annual periods beginning on January 1, 2013, with earlier application permitted. The Corporation is considering the impact of the adoption of this standard on its financial statements.

IFRS 12 Disclosure of Interests in Other Entities

In May 2011, the IASB released IFRS 12, Disclosure of Interests in Other Entities. IFRS 12 is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off-balance sheet vehicles. The standard requires an entity to disclose information regarding the nature and risks associated with its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. IFRS 12 will be effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. The Corporation is considering the impact of the adoption of this standard on its financial statements.

IFRS 13 Fair Value Measurement

In May 2011, the IASB released IFRS 13, Fair Value Measurement. IFRS 13 is expected to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS. The standard will be effective for the annual periods beginning on or after January 1, 2013, with earlier application permitted. The Corporation is considering the impact of the adoption of this standard on its financial statements.

IAS 1 Presentation of Financial Statements – Components of Other Comprehensive Income

The amendments to IAS 1 change the grouping of items presented in other comprehensive income. Items that could be reclassified (or “recycled”) to profit or loss at a future point in time (for example, upon derecognition or settlement) would be presented separately from items that will never be reclassified. The amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012. The amendment will affect presentation only and therefore will have no impact on the Corporation’s financial position or performance.

Risk Factors

Resource exploration is a highly speculative business, involves a high degree of risk and is frequently unsuccessful. There is no certainty that the expenditures to be made by the Corporation in the exploration of its properties or otherwise will result in discoveries of commercial quantities of minerals. The exploration for and development of mineral deposits involves significant risk, which even a combination of careful evaluation, experience and knowledge may not eliminate. Although the discovery of an ore body may result in substantial rewards, few properties explored are ultimately developed into producing mines. Significant expenditures may be required to locate and establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the Corporation’s current exploration programs will result in a profitable commercial mining operation.

Significant capital investment is required to achieve commercial production from successful exploration efforts. The commercial viability of a mineral deposit is dependent upon a number of factors. These include: (i) deposit attributes such as size, grade and proximity to infrastructure; (ii) current and future metal prices (which can be cyclical); (iii) government regulations, including those relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and necessary supplies and environmental protection; (iv) First Nations negotiations and agreements; and (v) technological risks and changes. The complete effect of these factors, either alone or in combination, cannot be entirely predicted, and their impact may result in the Corporation not receiving an adequate return on invested capital.

The prices of minerals fluctuate widely and are affected by many factors outside of the Corporation’s control. The prices of minerals and future expectation of such prices may have a significant impact on the market sentiment for investment in mining and mineral exploration companies. This in turn may affect the Corporation’s ability to raise equity financing for its capital requirements.

Reference is made to the section of the Corporation’s Annual Information Form entitled “Risk Factors” for a discussion of the risk factors applicable to the Corporation and its business.

Disclosure Controls and Internal Controls over Financial Reporting

Management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), have designed disclosure controls and procedures, or have caused them to be designed under their supervision, to provide reasonable assurance that all material information relating to the Corporation has been made known to them and has been properly disclosed in the Corporation’s annual and interim filings and other reports filed or submitted under applicable Canadian and United States securities laws.

Management of the Corporation, with the participation of the CEO and the CFO, has evaluated the effectiveness of the design and operation of the Corporation’s disclosure controls and procedures as at October 31, 2012. Based on this evaluation, the CEO and the CFO have concluded that the Corporation’s disclosure controls and procedures were effective as of October 31, 2012 to provide reasonable assurance that information required to be disclosed in the Corporation’s annual filings and other reports filed or submitted were recorded, processed, summarized and reported within the time period specified in those rules.

An evaluation, under management supervision, was carried out on the effectiveness of the Corporation’s internal control over financial reporting as at October 31, 2012 using the framework and criteria established by the Internal Control-Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that internal control over financial reporting was effective as at October 31, 2012.

There have been no changes in the Corporation’s internal controls over financial reporting during the year ended October 31, 2012 that materially affected, or are reasonably likely to affect, the Corporation’s internal control over financial reporting.

Presentation of Mineral Reserve and Resource Information

This MD&A has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Unless otherwise indicated, all reserve and resource estimates included in this MD&A have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“Nl 43-101”). Nl 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including Nl 43-101, differ significantly from the requirements of the SEC and reserve and resource information contained in this MD&A may not be comparable to similar information disclosed by United States companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve”. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by United States standards in documents filed with the SEC. United States investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” exists, is economically or legally mineable, or will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Disclosure of “contained ounces” in a resource estimate is permitted disclosure under Canadian regulations; however, the SEC normally permits issuers to report mineralization that does not constitute “reserves” by SEC standards only as in-place tonnage and grade without reference to unit measures. The requirements of Nl 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by Quest in compliance with Nl 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with United States standards.

Other Information

Additional information on the Corporation is available under the Corporation’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and on the Corporation’s website at www.questrareminerals.com.